Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000

FACSIMILE: (212) 403-2000

_______________

GEORGE A. KATZ (1965-1989)

JAMES H. FOGELSON (1967-1991)

LEONARD M. ROSEN (1965-2014)

_______________

OF COUNSEL

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN ROBERT M. MORGENTHAU	DAVID S. NEILL BERNARD W. NUSSBAUM LAWRENCE B. PEDOWITZ ERIC S. ROBINSON PATRICIA A. ROBINSON* ERIC M. ROTH MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA _______________ COUNSEL
DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	PAULA N. GORDON NANCY B. GREENBAUM MARK A. KOENIG J. AUSTIN LYONS ALICIA C. McCARTHY SABASTIAN V. NILES AMANDA N. PERSAUD JEFFREY A. WATIKER

August 5, 2015

VIA HAND DELIVERY AND EDGAR

H. Roger Schwall

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The J. M. Smucker Company Registration Statement on Form S-4 Filed June 30, 2015 File No. 333-205390 Form 10-K for Fiscal Year Ended April 30, 2015 Filed June 25, 2015 File No. 1-05111

Dear Mr. Schwall:

On behalf of The J. M. Smucker Company (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission

H. Roger Schwall

U.S. Securities and Exchange Commission

August 5, 2015

(the “Commission”) to the Company’s Registration Statement on Form S-4 filed with the Commission on June 30, 2015 (the “Registration Statement”) and the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2015 filed with the Commission on June 25, 2015 contained in your letter dated July 23, 2015 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses.

Registration Statement on Form S-4

General

1.	Once all the issues noted below with regard to your Form 10-K have been resolved, you will be in a position to request accelerated effectiveness for your Form S-4 registration statement. As appropriate, please update the section captioned “Information Incorporated by Reference” to include subsequent Exchange Act filings.

Response: As discussed with the Staff, the Company will update the section of the Registration Statement captioned “Information Incorporated by Reference” to include subsequent Exchange Act filings filed after the date of the Registration Statement.

Form 10-K for Fiscal Year Ended April 30, 2015

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

Management’s Discussion and Analysis, page 28

Critical Accounting Policies and Estimates, page 38

Trade Marketing and Merchandising Programs, page 38

H. Roger Schwall

U.S. Securities and Exchange Commission

August 5, 2015

2.	We note the possibility exists of materially different reported results related to trade marketing and merchandising programs. However, your disclosure generally does not provide insight into the quality of, and potential variability of, your earnings and cash flows due to these programs. Please explain to us how you considered the guidance in Section V of SEC Release 34-48960 (FR-72) in preparing your disclosure, or provide us revised disclosure for inclusion in your filings. For example, explain how you considered disclosure related to how accurate your estimates / assumptions have been in the past and how much your estimates / assumptions have changed in the past. In addition, please clarify for us how you determined the appropriate level in which to provide disclosure (i.e., company-wide, segment, product category, or leading brand).

Response: The Company advises the Staff that the Company considered the guidance in Section V of SEC Release 34-48960 (FR-72) in the preparation of Management’s Discussion and Analysis (“MD&A”). The Company regularly reviews the accuracy of its prior year’s estimates and assumptions and recognizes a change in estimate in subsequent periods as appropriate. Historically, these adjustments have been insignificant on a consolidated basis and have not been discussed in the Company’s critical accounting policies nor disclosed within MD&A. The Company also reviews its trade accruals at the reportable segment level. With the exception of the trade adjustment disclosed in fiscal year 2014 in the International, Foodservice, and Natural Foods reportable segment, adjustments within the Company’s reportable segments have been insignificant to the individual reportable segments’ profit.

On an annual basis, the change in estimate recognized by the Company historically has represented less than one percent of consolidated pretax income and cash provided by operating activities. However, if deemed to have a significant impact to an individual reportable segment, the Company has disclosed the dollar adjustment as noted in fiscal year 2014 for the International, Foodservice, and Natural Foods reportable segment. This adjustment represented approximately one percent of fiscal year 2014 consolidated pretax income.

In addition, the Company advises the Staff that beginning with the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2016, the Company will expand its discussion of trade marketing and merchandising programs to provide insight into the quality of, and potential variability of, the Company’s earnings and cash flows due to these programs as follows:

Trade Marketing and Merchandising Programs: In order to support our products, various promotional activities are conducted through retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. We regularly review and revise, when we deem necessary, estimates of costs for these promotional programs based on estimates of what will be redeemed by retail trade,

H. Roger Schwall

U.S. Securities and Exchange Commission

August 5, 2015

distributors, or consumers. These estimates are made using various techniques, including historical data on performance of similar promotional programs. Differences between estimated expenditures and actual performance are recognized as a change in estimate in a subsequent period. Subsequent period adjustments historically have been insignificant, approximating one percent of both consolidated pretax income and cash provided by operating activities in 2015, 2014, and 2013. However, as total promotional expenditures, including amounts classified as a reduction of sales, represented 29 percent of net sales in 2015, the possibility exists that reported results could be different if factors such as the level and success of the promotional programs or other conditions differ from expectations.

In light of the responses to the Staff’s comments set forth above, the Company respectfully submits that amendments to its Annual Report on Form 10-K for the fiscal year ended April 30, 2015, are not required. However, the Company will provide disclosure in future Quarterly Reports on Form 10-Q should a significant subsequent period adjustment be recorded prior to its Annual Report on Form 10-K for the fiscal year ended April 30, 2016. The Company confirms that it will take the Staff’s comments into account in preparing future filings.

*        *        *         *        *        *

In the event that the Company requests acceleration of the effective date of the Registration Statement, as amended, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1117 or by email at RCChen@wlrk.com.

H. Roger Schwall

U.S. Securities and Exchange Commission

August 5, 2015

Sincerely,

/s/ Ronald C. Chen
Ronald C. Chen

cc.	Richard K. Smucker, The J. M. Smucker Company

Mark R. Belgya, The J. M. Smucker Company

Jeannette L. Knudsen, The J. M. Smucker Company

Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz